Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 3, 2012

(Relating to Preliminary Prospectus Dated April 30, 2012)

Registration No. 333-175299

Tilly’s, Inc.

This free writing prospectus should be read together with the preliminary prospectus, dated April 30, 2012, relating to the initial public offering of Class A common stock by Tilly’s, Inc. and the selling stockholders (the “Preliminary Prospectus”), included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-175299). References to “the company,” “we,” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

Recent Developments Update

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Recent Developments” has been updated solely to provide net sales information for the fiscal quarter ended April 28, 2012. Accordingly, the disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Recent Developments” has been updated in its entirety to read as follows:

“Management has prepared the net sales and comparable store sales information below in good faith based upon our internal reporting for the fiscal quarter ended April 28, 2012. Such information has not yet been subject to our normal quarterly financial closing processes and our independent registered public accounting firm has not commenced its review of these results. Therefore, the final results for the full fiscal quarter ended April 28, 2012 may be materially different. The company is currently unable to provide additional material financial measures, including any ranges, with a reasonable degree of certainty for this recently completed fiscal quarter.

Net sales for the fiscal quarter ended April 28, 2012 were approximately $96 to $97 million as compared to $83 million for the fiscal quarter ended April 30, 2011. Comparable store sales increased 4.3% for the fiscal quarter ended April 28, 2012 following an increase of 18.2% for the fiscal quarter ended April 30, 2011. As of April 28, 2012, the company operated 145 stores, reflecting five openings fiscal year-to-date, with at least 16 net new stores expected to open in the remainder of the fiscal year.

These results should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. Our financial statements for the quarter ended April 28, 2012 are not expected to be filed with the SEC until after this offering is completed.”

Jumpstart Our Business Startups Act (JOBS Act) Disclosure

Additionally, the disclosure in the Preliminary Prospectus has been updated to discuss our status as an “emerging growth company,” as such term is used in the JOBS Act. Specifically, we have added the following disclosure on the cover page of the Preliminary Prospectus:

“We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).”

In addition, we have added the following disclosure to page 4 of the Preliminary Prospectus under the heading “Prospectus Summary—Implications of Being an Emerging Growth Company”:

“We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;

•	Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1524025/000119312512205781/d161838ds1a.htm. Before you invest, you should read the prospectus in that registration statement, the free writing prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, BofA Merrill Lynch at 1-866-500-5408 or Piper Jaffray at 1-800-747-3924.